

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Richard Clarke
President
Surna Inc.
2nd Floor, 1901 Avenue of the Stars
Los Angeles, CA 90067

Re: Surna Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on August 5, 2010
File No. 333-164578

Dear Mr. Clarke:

We have reviewed your amended filing and responses and have the following comments.

Signatures, page 57

1.   We note that your principal financial and accounting officer signed the registration statement on behalf of the registrant but did not sign in his own capacity. Please ensure that the principal financial and accounting officer signs the registration statement in his own behalf with your next amendment.

Exhibit Index, page 58

2.   Please update the legality opinion to reflect a date that is close in time with your request for effectiveness of the registration statement.

Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, to the undersigned at (202) 551-3457. If you still require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (509) 747-1770
      Conrad C. Lysiak, Esq.